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                              March 14, 2024

       Douglas Moore
       Chief Executive Officer
       CleanCore Solutions, Inc.
       5920 South 118th Circle, Suite 2
       Omaha, NE 68137

                                                        Re: CleanCore
Solutions, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed March 8, 2024
                                                            File No. 333-274928

       Dear Douglas Moore:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Risk Factors
       Our major customers account for a significant portion of our revenue and the loss of any major customer could have a material adverse effect, page 15

   1. We note your response to prior comment 1 and the revised disclosures. To provide additional context for
the risks described in this risk factor, please revise to disclose the declines in your recent
revenues due to the changes related to your larger customers for the six month period
ended December 31, 2023. For example, you state elsewhere that one of your largest
historical customers chose to manufacture their own units beginning at the start of fiscal year
2023, rather than purchasing your products.
 Douglas Moore
FirstName
CleanCore LastNameDouglas  Moore
           Solutions, Inc.
Comapany
March      NameCleanCore Solutions, Inc.
       14, 2024
March2 14, 2024 Page 2
Page
FirstName LastName
       Please contact Jeanne Bennett at 202-551-3606 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Louis A. Bevilacqua, Esq.